

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Mark Walker
Chief Executive Officer
Direct Digital Holdings, Inc.
1233 West Loop South, Suite 1170
Houston, TX 77027

    Re: Direct Digital Holdings, Inc.
      Amendment No. 3 to Registration Statement on Form S-1
      Filed January 31, 2021
      File No. 333-261059

Dear Mr. Walker:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1

Capitalization, page 63

1. Disclose in a separate column after the actual information, the capitalization of Direct Digital Holdings on a pro forma basis to give effect to the Organizational Transactions, excluding the effects of this offering.

Unaudited Pro Forma Consolidated Financial Information, page 68

2. Disclose why you are presenting a pro forma consolidated statement of operations for the nine months ended September 30, 2020. Also, revise your introductory disclosures to indicate that you are giving effect to the acquisition of Orange142 as if such transaction had occurred on January 1, 2020, not 2021, in the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2020.

<u>Pro Forma Consolidated Statements of Operations, page 71</u>

3.   Disclose pro forma earnings per share data for all periods. This information should be referenced to a sufficiently detailed footnote explaining the calculations.

4.   Provide a pro forma income statement for the nine months ended September 30, 2021 to give effect to the Organizational Transactions as if such transactions occurred on January 1, 2020.

<u>Pro Forma Balance Sheet, page 73</u>

5.   Limit your presentation of the pro forma balance sheet to the most recent historic balance sheet date.

6.   In a separate pro forma adjustment column, quantify each pro forma balance sheet adjustment giving effect to the Organizational Transactions and reference each to a sufficiently detailed footnote.

   You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, a (202) 551-6756 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                                      Sincerely,

                                                      Division of Corporation Finance
                                                      Office of Technology

cc: Rakesh Gopalan